UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 4, 2016

SEACOAST BANKING CORPORATION OF FLORIDA

(Exact Name of Registrant as Specified in Charter)

Florida	000-13660	59-2260678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

815 Colorado Avenue, Stuart, Florida (Address of Principal Executive Offices)	34994 (Zip Code)

Registrant’s telephone number, including area code: (772) 287-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On November 4, 2016, Seacoast Banking Corporation of Florida, a Florida corporation (“Seacoast”), issued a press release announcing that Seacoast entered into a definitive agreement to acquire GulfShore Bancshares, Inc. (“GulfShore”), the parent company of GulfShore Bank (the “Merger”). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In connection with the Merger, Seacoast and GulfShore jointly released an employee communication on November 4, 2016. A copy of the employee communication is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Additionally, Seacoast intends to make available to investors the presentation related to the Merger attached hereto as Exhibit 99.3, which is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press release issued by Seacoast Banking Corporation of Florida on November 4, 2016, with respect to the announcement of the Merger.

99.2	Employee communication issued by Seacoast Banking Corporation of Florida and GulfShore Bancshares, Inc. related to the Merger on November 4, 2016.

99.3	Investor presentation issued by Seacoast Banking Corporation of Florida on November 4, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEACOAST BANKING CORPORATION OF FLORIDA

	By:	/s/ Dennis S. Hudson, III
Dennis S. Hudson, III
Chairman and Chief Executive Officer
Date:November 4, 2016